Exhibit 99.8

ALTRIA IRREVOCABLE UNDERTAKING (the Undertaking)

To:         Anheuser-Busch InBev SA/NV (AB InBev)

11 November 2015

Dear Sirs,

Business Combination involving SABMiller plc (SABMiller)

We understand that AB InBev intends to effect a business combination with SABMiller by way of a three stage process involving (i) the UK Scheme; (ii) the Belgian Offer; and (iii) the Belgian Merger, further details of which are contained or referred to in paragraphs 10, 11, 12 and 14 of, and Appendix 6 to, the Press Announcement (as defined in paragraph 18) and Schedule 3 of the Co-operation Agreement. This Undertaking sets out the terms and conditions on which we will vote in favour of the UK Scheme and take certain other steps in connection with the implementation of the Transaction.

Capitalised terms not defined herein shall have the meaning given to them in the Press Announcement. References to paragraphs shall be to paragraphs in this Undertaking.

This Undertaking is entered into by us conditionally upon, and in consideration of, your releasing the Press Announcement and in consideration of your promises, representations and warranties hereunder.

Shareholdings; Representations and Warranties

1.        We represent and warrant to AB InBev that:

(a)

we are a corporation that has been duly incorporated, duly organised and is validly existing under the laws of the Commonwealth of Virginia and we have full power to conduct our business as conducted at the date of this Undertaking;

(b)

we are the registered holder and beneficial owner of 430,000,000 ordinary shares of US$0.10 each in the capital of SABMiller (the SABMiller Shares) and that we hold these free of any encumbrances or third party rights of any kind whatsoever;

(c)

other than as set out in this paragraph 1 and any Altria Benefit Plan Interests (as defined in paragraph 18), we do not, and nor do our group undertakings (as defined in section 1161 of the Companies Act 2006), have any interest (as defined in the City Code) in any securities of SABMiller, AB InBev or Newco, or any rights to subscribe for, purchase or otherwise acquire any such securities, or any short positions (within the meaning set out in the City Code) in any such securities;

(d)	we have full power and authority to enter into this Undertaking and to perform the obligations under it;

(e)

the entry into and the performance by us of our obligations under this Undertaking will not result in: (i) a breach of or conflict with any provision of our constitutional documents; (ii) a material breach of, or constitute a material default under, any agreement or instrument to which we are party or by which we are bound; or (iii) a breach of any applicable law;

(f)

all consents, permissions, authorisations, approvals and agreements of third parties and all authorisations, registrations, declarations, filings with any governmental department, commission, agency or other organisation having jurisdiction over us which are necessary for us to obtain in order to enter into and perform our obligations under this Undertaking, have been unconditionally obtained, except in each case as would not materially impair our ability to perform our obligations hereunder; and

(g)

our obligations under this Undertaking constitute legal, valid and binding obligations, enforceable in the English courts and the express submission to the jurisdiction of the English courts by us in this Undertaking constitutes a valid submission on our behalf.

2.        AB InBev represents and warrants to us that it has full power and authority to enter into this Undertaking and to perform its obligations under it.

Dealings and undertakings

3.        We undertake to AB InBev that before this Undertaking lapses in accordance with paragraph 29, we shall not:

(a)

sell, transfer, charge, encumber, grant any option or lien over or otherwise dispose of any interest in: (i) any SABMiller Shares or any other shares in SABMiller issued or unconditionally allotted to, or otherwise acquired by, us before then (Further SABMiller Shares); or (ii) any Initial Shares, in each case other than pursuant to our election for the Partial Share Alternative or otherwise pursuant to the implementation of the Transaction in accordance with its terms, provided that, subject to paragraph 4, the foregoing shall not prohibit or restrict us from (A) mortgaging, pledging or otherwise granting a lien on any of the SABMiller Shares, Further SABMiller Shares or Initial Shares as collateral securing obligations under any bona fide current or future loan, credit facility, note, surety bond (or other arrangements to secure a stay of execution on or the satisfaction of a judgment or order), letter of credit or any similar extension of credit to us or our affiliates, or a guarantee of any of the foregoing (in each case, a Pledge, and any SABMiller Shares, Further SABMiller Shares or Initial Shares subject to a Pledge, Pledged Shares); (B) transferring all or part of our holding of Pledged Shares to, or upon the initiative of, the relevant mortgagee, pledgee or other security holder (a Pledgee), in the event that such Pledgee exercises its right to foreclose on such Pledged Shares (a Pledgee Transfer); and/or (C) selling, disposing or otherwise transferring Pledged Shares to the extent we determine in good faith that such disposal or transfer is the only commercially reasonable alternative available to us to prevent an imminent foreclosure by a Pledgee in respect of such Pledged Shares and use the proceeds of such transfer to satisfy the Pledge obligation (any such sale, disposal or transfer, a Third Party Transfer, and any person that is a purchaser or transferee of a Transfer, a Transferee);

(b)

exercise any right to convert or reclassify any SABMiller Share or Further SABMiller Share into another class or type of security interest in SABMiller or take any other step in relation to any interest in any securities in SABMiller which is inconsistent with the Proposed Structure;

(c)

accept, in respect of the SABMiller Shares, any Further SABMiller Shares or any Relevant Newco Shares, any offer or other transaction made in competition with or which would otherwise be reasonably expected to frustrate the Transaction or any part thereof;

(d)

vote in favour of any resolution to approve any scheme of arrangement of SABMiller, or other transaction which is proposed in competition with or which might otherwise frustrate the Transaction or any part thereof;

(e)	other than with AB InBev’s prior written consent, vote in favour of or otherwise consent to any matter for the purposes of Rule 21 of the City Code; or

(f)	other than pursuant to the Transaction or as permitted by paragraph 4 enter into any agreement or arrangement, incur any obligation or give any indication of intent:

(i)	to do any of the acts referred to in paragraphs 3(a) to 3(e) (inclusive); or

(ii)	which, in relation to the SABMiller Shares, any Further SABMiller Shares or any Relevant Newco Shares, would or would reasonably be expected to:

(A)	restrict or impede us voting in favour of the UK Scheme;

(B)	restrict or impede us acting in accordance with this Undertaking, including, without limitation, paragraph 7 in the context of the Partial Share Alternative;

(C)	restrict or impede Newco approving the Capital Increase, the Belgian Merger or the Newco Resolutions;

(D)	impede any Relevant Newco Resolution (as defined in paragraph 12) which is not a Newco Resolution being adopted or rejected in a manner consistent with the implementation of the Transaction; or

(E)	otherwise frustrate the Transaction or any part thereof,

and for the avoidance of doubt, references in this paragraph 3(f) to any agreement, arrangement, obligation or indication of intent includes any agreement, arrangement, obligation or indication of intent whether or not legally binding or subject to any condition or which is to take effect if the UK Scheme, the Belgian Merger, the Belgian Offer or the Transaction lapses or is withdrawn or if this Undertaking ceases to be binding or following any other event.

4.        The creation of any Pledge shall be subject to the prior written consent of AB InBev (not to be unreasonably withheld, conditioned or delayed) and, for the avoidance of doubt, it shall not be reasonable for AB InBev to withhold its consent to any Pledge if (a):

(i)

AB InBev has received written certification from one of our officers, acting in such capacity and not in his or her personal capacity, that the Pledge and the underlying arrangements which it secures are bona fide and are not being entered into in order (whether in whole or in part, but without prejudice to any Pledgee Transfer or Third Party Transfer permitted by the proviso to paragraph 3(a) of this Undertaking) to circumvent the restrictions of this Undertaking;

(ii)

AB InBev has received a legally binding and duly executed undertaking in favour of AB InBev (which does not contain this paragraph 4 or the proviso to paragraph 3(a) or any similar provision) on terms no less favourable in any material respect to AB InBev than those undertakings set out in this Undertaking, with such changes as may be reasonably required by AB InBev to: (i) take account of the nature, terms and conditions of the Pledge; and (ii) result in AB InBev having in all material respects equivalent protection in relation to the undertakings set out in this Undertaking (including in the case of a Pledge Transfer and a Third Party Transfer) as it would have if the Pledge had not been entered into; and

(iii)

where the Pledgee’s registered address is not located in England and Wales, the Pledgee appoints an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with the Transferee Undertaking; or

(b)

following a written notice from us to AB InBev requesting that AB InBev confirms it is satisfied that the provisions of paragraphs 4(a)(i) to 4(a)(iii) (inclusive) have been fulfilled, AB InBev does not respond within three Business Days to confirm whether it is so satisfied (or objects) that the provisions of paragraphs 4(a)(i) to
4(a)(iii) (inclusive) have been fulfilled.

5.	We further undertake not to, until the earlier of:

(a)	this Undertaking lapsing in accordance with paragraph 29; or

(b)	the completion of the Belgian Merger,

acquire any interests (as defined in the City Code) or otherwise deal or undertake any dealing (as defined in the City Code) in any relevant securities (as defined in the City Code) of SABMiller, Newco or AB InBev unless the Panel on Takeovers and Mergers (the Panel)) determines, and confirms to you, that, in respect of such acquisition or dealing, we are not acting in concert with you pursuant to Note 9 on the definition of “Acting in concert” set out in the City Code; provided that no undertaking is made pursuant to this paragraph 5 with respect to the activity of any Altria Benefit Plan or pursuant to paragraph 3(a) in respect of any Pledge.

Undertaking to vote in favour of the UK Scheme and the Transaction

6.	We undertake that:

(a)

we shall either (i) exercise all voting rights attaching to the SABMiller Shares and any Further SABMiller Shares to vote in favour of all resolutions to approve or required to implement the UK Scheme, the Belgian Merger and/or the Transaction, and any related matters, proposed at any general or class meeting (General Meeting) and Court convened meeting (Court Meeting) of SABMiller to be convened and held in connection with the UK Scheme, the Belgian Merger and/or the Transaction (Relevant Resolutions), or at any adjournment of any such meeting; or (ii) if for the purposes of the vote of SABMiller Shareholders on the UK Scheme at the UK Scheme Court Meeting we do not form part of a class with the general body of SABMiller Shareholders, provide our written individual consent to the terms and implementation of the UK Scheme in relation to the SABMiller Shares and any Further SABMiller Shares;

(b)

we shall execute any forms of proxy in respect of the SABMiller Shares and any Further SABMiller Shares required by AB InBev appointing any person nominated by AB InBev to attend and vote at any General Meeting (when we are able to vote) or Court Meeting in respect of the Relevant Resolutions, and shall ensure that any such executed forms of proxy are received by SABMiller’s registrars not later than 3.00

p.m. on the day falling four Business Days prior to the deadline for receipt of proxy forms set out in the formal document setting out the terms and conditions of the UK Scheme Document or the relevant notice of General Meeting or Court Meeting (or, in respect of any Further SABMiller Shares, within three days of becoming the registered holder of such shares, if later);

(c)	we shall not revoke the terms of any proxy submitted in accordance with paragraph 6(b), either in writing or by attendance at any General Meeting or Court Meeting or otherwise; and

(d)

subject to the proviso in paragraph 3(a), Newco shall acquire the SABMiller Shares and any Further SABMiller Shares pursuant to the UK Scheme which provides for the transfer of such shares to Newco free of any lien, charge, option, equity or encumbrance of any nature whatsoever and together with all rights of any nature attaching to those shares including the right to all dividends declared or paid after the date of this Undertaking, other than any Permitted Dividends.

Partial Share Alternative

7.	We hereby undertake (and undertake to irrevocably and unconditionally instruct the Agent on our behalf):

(a)

to elect for the Partial Share Alternative in respect of the Initial Shares received in respect of all of the SABMiller Shares and any Further SABMiller Shares and to deliver a Form of Election in respect of the Initial Shares received in respect of all of the SABMiller Shares and any Further SABMiller Shares, duly completed so as to elect for the Partial Share Alternative and receive the maximum possible number of Restricted Shares that are available in respect of the Initial Shares received in respect of all of the SABMiller Shares and any Further SABMiller Shares (as appropriate) under the Partial Share Alternative in accordance with the instructions set out in the UK Scheme Document and the Form of Election, as soon as possible and in any event within fourteen days after the posting of the UK Scheme Document (and, for the avoidance of doubt, not to elect for the Cash Consideration in respect of any of the SABMiller Shares or any Further SABMiller Shares);

(b)	not to directly or indirectly tender any of our Initial Shares into the Belgian Offer except for such number of Initial Shares as:

(i)	is required to satisfy the cash element of the Partial Share Alternative (the Cash Top-Up), (such Initial Shares, the Cash Top-Up Shares); and

(ii)

(to the extent that our election for Restricted Shares under the Partial Share Alternative cannot be satisfied in full and is scaled back) is required to satisfy the Cash Consideration payable to us (such Initial Shares, the Cash Consideration Shares);

(c)	to accept the Belgian Offer in respect of the Cash Top-Up Shares and the Cash Consideration Shares to the extent referred to in paragraph 7(b); and

(d)	not to withdraw or allow to be withdrawn the election, tender or acceptance referred to in paragraphs 7(a) to 7(c) (inclusive).

8.        We agree that (notwithstanding any terms of the UK Scheme or the Belgian Offer to the contrary) any election, save for any withdrawal following service of a Termination Notice in accordance with paragraph 26, withdrawal or instruction which is inconsistent with paragraph 7 shall be treated as invalid.

Voting Rights

9.          From the time AB InBev releases the Press Announcement to the time this Undertaking lapses in accordance with paragraph 29:

(a)

we shall exercise the voting rights attached to the SABMiller Shares and any Further SABMiller Shares on an Additional SABMiller Resolution (as defined in paragraph 10) only in a manner consistent with the implementation of the Transaction; and

(b)

for the purpose of voting on an Additional SABMiller Resolution, we shall execute any form of proxy required by AB InBev appointing any person nominated by AB InBev to attend and vote at the relevant General Meeting of SABMiller (and shall not revoke the terms of any such proxy whether in writing, by attendance or otherwise).

10.        An Additional SABMiller Resolution means:

(a)

other than a Relevant Resolution, any resolution (whether or not amended) proposed at a General Meeting of SABMiller, or at an adjourned meeting, which, if passed, would reasonably be expected to result in any Condition not being fulfilled or the Transaction not being implemented in accordance with the terms set out in the Press Announcement or which would reasonably be expected to impede or frustrate the Transaction (or any part thereof) in any way (including, for the avoidance of doubt, any resolution to approve any scheme of arrangement or other transaction in relation to SABMiller which is proposed in competition with or would reasonably be expected to frustrate the Transaction) or which is to approve a matter for the purposes of Rule 21 of the City Code;

(b)	a resolution to adjourn a General Meeting of SABMiller whose business includes the consideration of a resolution falling within paragraph 10(a); or

(c)	a resolution to amend a resolution falling within paragraph 10(a) or paragraph 10(b).

11.        From the time AB InBev releases the Press Announcement to the time immediately following the completion of the Belgian Merger we shall exercise the voting rights attached to the Relevant Newco Shares issued to us on a Relevant Newco Resolution only in a manner consistent with the implementation of the Transaction.

12.        A Relevant Newco Resolution means:

(a)	if applicable, a Newco Resolution;

(b)	a resolution (whether or not amended) proposed at a General Meeting of Newco, or at an adjourned meeting:

(i)

the passing of which is required to implement the Transaction, including but not limited to the implementation of any Remedies (as defined in paragraph 18), any vote on the Capital Increase or the Belgian Merger, any amendment to the bylaws of Newco, any decision regarding the composition of Newco’s board of directors; or

(ii)

which, if passed, would reasonably be expected to result in any Condition not being fulfilled or the Transaction not being implemented in accordance with the terms set out in the Press Announcement or which would reasonably be expected to impede or frustrate the Transaction in any way (including, for the avoidance of doubt, any resolution to approve any scheme of arrangement or other transaction in relation to Newco which is proposed in competition with or which would reasonably be expected to frustrate the Transaction); or

(iii)	which is to approve a matter for the purposes of Rule 21 of the City Code;

(c)	a resolution to adjourn a General Meeting of Newco whose business includes the consideration of a resolution falling within paragraph 12(a) or paragraph 12(b); or

(d)	a resolution to amend a resolution falling within paragraph 12(a), paragraph 12(b) or paragraph 12(c).

Documentation

13.	We consent to:

(a)	this Undertaking being disclosed to the Panel and the BFSMA;

(b)

the inclusion of references to us and particulars of this Undertaking and our holdings of, interests in, rights to subscribe for and short positions in relevant securities of SABMiller or Newco (Altria References) being included in the Press Announcement and any scheme document or offer document published in connection with the Transaction, and any other announcement made, or document issued, by or on behalf of AB InBev or Newco in connection with the Transaction (any such document including Altria References, a Altria Reference Document), provided that (to the extent permitted by relevant law and regulation (including the City Code)) we have been afforded a reasonable opportunity to review and comment on the Altria References in any such Altria Reference Document prior to it being issued, published or delivered, as the case may be; and

(c)

this Undertaking being available for inspection as required by Rule 26.1 of the City Code or the Listing Rules of the Financial Conduct Authority including, without limitation, being made publicly available on AB InBev’s and SABMiller’s websites.

14.	We shall promptly give you all information and any assistance as you may reasonably require in relation to:

(a)	the preparation of any material announcement to be made, or material document to be issued, by or on behalf of AB InBev or Newco in connection with:

(i)	the UK Scheme, the Belgian Offer or the Belgian Merger; or

(ii)

the Transaction in order to comply with the requirements of the City Code, the Panel, the High Court of England & Wales, the Companies Act 2006, the Financial Services Authority, the London Stock Exchange, the Belgian Companies Code, the Belgian Law of 1 April 2007 on takeover bids, the Belgian Royal Decree of 27 April 2007 on takeover bids, the Belgian Law of 16 June 2006 relating to the public offer of investment instruments and the admission to trading of investment instruments on a regulated market, the BFSMA, the JSE Limited or any other legal or regulatory requirement or body, provided, in each case, that (to the extent permitted by relevant law and regulation (including the City Code)) we have been afforded a reasonable opportunity to review and comment on the same prior to it being issued, published or delivered, as the case may be;

(b)	from the time AB InBev releases the Press Announcement to the time immediately following the completion of the Belgian Merger, promptly answering any request or question from the Panel or BFSMA; and

(c)	the implementation of the Transaction (including steps required in relation to the obtaining of any regulatory clearances),

and, in each case, we shall immediately notify you in writing of any change in the accuracy or impact of any information previously given to you.

15.	AB InBev agrees to provide us with an advanced draft of:

(a)	relevant extracts of each document referred to in paragraph 13 above;

(b)	relevant extracts of the UK Scheme Document and the AB InBev Transaction Documents; and

(c)

relevant extracts of any other document referred to in paragraph 14 above to be published or announced which contains details of any proposed change in the Structure of the Transaction (as defined in paragraph 23), and AB InBev will use all reasonable endeavours to ensure (subject to any legal or regulatory requirement which affects the timing of publication or announcement) that we have been afforded a reasonable opportunity to review and comment on the same and to discuss such documents with AB InBev and its advisors before they are published or announced.

Secrecy

16.        We shall keep secret the terms and conditions of the Transaction and the existence and terms of this Undertaking until the Press Announcement is released (to the extent that such terms and conditions have not already been publicly announced by SABMiller and/or AB InBev), provided that we may disclose the same to SABMiller and its advisers in which case we shall procure that they observe secrecy in the same terms. The obligations in this paragraph shall survive termination of this Undertaking.

17.        We understand that the information you have given to us in relation to the Transaction must be kept confidential until the Press Announcement is released or the information has otherwise become generally available. To the extent any of the information is inside information for the purposes of the Criminal Justice Act 1993 or the Financial Services and Markets Act 2000 or the Belgian law of 2 August 2002 on the supervision of the financial sector and on financial services, we will comply with the applicable restrictions in those enactments on dealing in securities and disclosing inside information.

Interpretation

18.        In this Undertaking:

(a)

references to Altria Benefit Plan Interests means interests (as defined in the City Code) in any securities of SABMiller or AB InBev held by or in any pension, retirement, profit-sharing, deferred compensation or other employee benefit plan of Altria or its group undertakings. The Altria Benefit Plan Interests shall not include any SABMiller Shares;

(b)	references to the Press Announcement are to the press announcement announcing the Transaction in the form attached to this Undertaking;

(c)	references to Relevant Newco Shares means the Initial Shares, the Restricted Shares and the New Ordinary Shares; and

(d)

references to Remedies means any conditions, measures, commitments, undertakings or remedies (including, but not limited to, disposals and any pre-divesture reorganisations by either party) offered or required in connection with the obtaining of any Clearances (as defined in the Co-operation Agreement) and Remedy shall be construed accordingly.

Time of the Essence

19.        Any time, date or period mentioned in this Undertaking may be extended by mutual agreement but as regards any time, date or period originally fixed or as extended, time shall be of the essence.

The Transaction

20.        Newco shall not be obliged to proceed with the UK Scheme, nor shall AB InBev be obliged to make or proceed with the Transaction.

21.        We acknowledge and agree that in accordance with the terms of the Co-operation Agreement (as defined in the Press Announcement) in the event that a Break Payment (as defined in the Co-operation Agreement) has been paid pursuant to Clause 9 of the Co-operation Agreement, except with respect to (i) any amounts in respect of which AB InBev is required to indemnify SABMiller pursuant to Clause 9 of the Co-operation Agreement and (ii) fraud, SABMiller’s receipt of the Break Payment (plus any additional amounts in respect of VAT under Clause 9 of the Co-operation Agreement) shall be the sole and exclusive remedy of the SABMiller Group and/or its shareholders (including for the avoidance of doubt, us) in respect of any and all losses and damages suffered in connection with the Co-operation Agreement and the transactions contemplated by it. Accordingly, in the event that a Break Payment has been paid, save in the case of (i) or (ii) above, we hereby irrevocably (a) waive all rights, claims or actions that we may have against any member of the AB InBev Group or its shareholders or directors arising out of or in connection with the Co-operation Agreement and the transactions contemplated by it, and (b) undertake not to bring any such claims or actions in respect thereof in any court in any jurisdiction.

22.        Notwithstanding paragraphs 27 and 29 below, if this Undertaking lapses, paragraph 21 shall continue in full force and effect.

Structure

23.        The Transaction shall be implemented as described in paragraphs 10, 11, 12 and 14 of, and Appendix 6 to, the Press Announcement and Schedule 3 of the Co-operation Agreement (the Structure of the Transaction).

24.        Prior to publication of the UK Scheme Document and the Belgian Merger Documents, AB InBev shall be entitled to vary the Structure of the Transaction or agree to, permit or in any way facilitate any action by SABMiller that would constitute “frustrating action” under Rule 21.1 of the City Code with respect to the Transaction (a Waiver), only with our prior written consent, not to be unreasonably withheld, conditioned or delayed.

For the purposes of paragraph 24, it shall be:

(a)	deemed reasonable for us to withhold our consent to:

(i)

any proposed variance of the Structure of the Transaction that would, or would reasonably be expected to, constitute or result in the breach of or make untrue any of the representations or covenants in the Tax Matters Agreement, entered into on or around the date of this Undertaking, between us and AB InBev (the Tax Matters Agreement), (a TMA Breach); and/or

(ii)	any proposed Waiver,

if such TMA Breach and/or Waiver would cause us to be unable to obtain the respective opinions of Wachtell, Lipton, Rosen & Katz and McDermott Will & Emery that each of the exchange of SABMiller Shares for Initial Shares and the exchange of Initial Shares for Restricted Shares will qualify as tax-free reorganizations for U.S. federal income tax purposes (an Opinion Failure, and any such variance or Waiver that would cause an Opinion Failure, a Relevant Variance); and

(b)	deemed unreasonable for us to withhold our consent to any proposed variance of the Structure of the Transaction or Waiver that would not constitute a Relevant Variance.

25.        AB InBev shall provide us with copies of relevant extracts of the final and all intervening significant drafts of the UK Scheme Document, the Belgian Offer Prospectus and the Belgian Merger Documents and any other ancillary documents relating thereto as we may reasonably require and shall ensure we have a reasonable opportunity to review these with our advisers and to provide comments to and discuss the same with AB InBev and its advisers (it being acknowledged that it will be reasonable for us to require extracts of such aforementioned documents to the extent they relate to the Structure of the Transaction and the Partial Share Alternative). We and AB InBev shall co-operate and discuss in good faith the terms of such documents (so far as the Structure of the Transaction is concerned) and shall use reasonable endeavours to agree upon the terms of all such documentation (so far as the Structure of the Transaction is concerned) as soon as possible and in accordance with the timetable for the Transaction. Prior to publication of the Scheme Document and the Belgian Merger Documents we and AB InBev shall each confirm in writing to each other whether we are satisfied with them and the form of the Belgian Offer Prospectus (so far as the Structure of the Transaction is concerned).

26.        If the Scheme Document and the Belgian Merger Documents are published without our having given the confirmation that we are so satisfied as referred to in paragraph 25, and we have received written confirmation from Wachtell, Lipton, Rosen & Katz and McDermott Will & Emery that there has been a Relevant Variance and we have not granted our written consent to such Relevant Variance, we shall be entitled to give written notice to AB InBev as soon as reasonably possible (but in any event within 10 days of the publication of the latest to be published of the UK Scheme Document and the Belgian Merger Documents) specifying the nature of the Relevant Variance and the concerns we have associated with it and requiring AB InBev to remedy such Relevant Variance. If (a) such Relevant Variance is not remedied, or AB InBev does not undertake to remedy such Relevant Variance, in each case to our reasonable satisfaction, within the sooner of (i) 10 days of such notice or (ii) six Business Days prior to the UK Scheme Court Meeting and the SABMiller General Meeting (the Remedy Period); or (b) AB InBev fails to deliver the certification required to be delivered six Business Days prior to the UK Scheme Court Meeting and the SABMiller General Meeting pursuant to Clause 2.1.31 of the Tax Matters Agreement by such date then (subject to paragraph 27) we shall be entitled to terminate this Undertaking by written notice (a Termination Notice) to be received by AB InBev within 3 days following the expiry of the Remedy Period and (for the avoidance of doubt) prior to the date of the UK Scheme Court Meeting and the SABMiller General Meeting. During the Remedy Period we and AB InBev shall use all reasonable endeavours to co-operate, and shall procure that our advisors co-operate, to agree the steps to remedy the Relevant Variance.

27.        Save for this paragraph 27, paragraph 21, paragraph 3(a), paragraph 4, paragraph 22 and paragraphs 33 to 47 (which shall remain in full force and effect), on receipt of a Termination Notice, the obligations set out in this Undertaking shall terminate (without prejudice to any antecedent breach). If we terminate this Undertaking in accordance with paragraph 26, we irrevocably undertake to you that we will either: (a) attend the UK Scheme Court Meeting and the SABMiller General Meeting in person or by proxy and will vote all of our SABMiller Shares and Further SABMiller Shares against all of the resolutions proposed thereat; or (b) if for the purposes of the vote of SABMiller Shareholders on the UK Scheme at the UK Scheme Court Meeting we do not form part of a class with the general body of SABMiller Shareholders, object to the terms and implementation of the UK Scheme in relation to the SABMiller Shares and any Further SABMiller Shares.

28.        Following publication of the UK Scheme Document and the Belgian Merger Documents, AB InBev shall be entitled to vary the Structure of the Transaction or agree to or permit a Waiver only with our prior written agreement (such agreement not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed (a) reasonable for us to withhold our consent to any Relevant Variance and (b) unreasonable for us to withhold our consent to any proposed variance of the Structure of the Transaction or Waiver that would not constitute a Relevant Variance).

Lapse of Undertaking

29.        Subject to paragraph 21, this Undertaking shall lapse and cease to have effect to the extent not already undertaken and without prejudice to any liability for antecedent breach:

(a)	if the Press Announcement is not released by 5:00 p.m. 11 November 2015 or such later date as we may agree in writing;

(b)

if AB InBev announces, with the consent of the Panel, that it does not intend to make or proceed with the Transaction and no new, revised or replacement UK Scheme (to which this Undertaking applies) is announced in accordance with Rule 2.7 of the City Code at the same time;

(c)

if the UK Scheme lapses or is withdrawn and no new, revised or replacement UK Scheme (to which this Undertaking applies) has been announced, in accordance with Rule 2.7 of the City Code, in its place or is announced, in accordance with Rule 2.7 of the City Code, at the same time;

(d)	fourteen (14) days following the date of the successful implementation of the Transaction in accordance with its terms;

(e)	on the date falling eighteen (18) months after the date of the Press Announcement (or such later date as we may agree in writing);

(f)	if the Newco resolution to adopt the new articles of association (with the key terms described in Appendix 6 of the Press Announcement) is not passed at the Newco General Meeting;

(g)

if there is an increase in the Cash Consideration and we have not given our written consent to such increase (other than in circumstances where there is an increase in the Cash Top-Up of an equal or greater amount to the increase in the Cash Consideration, which shall not require our consent);

(h)	the Newco Resolution referred to in paragraph (f) above is revoked or amended prior to the UK Scheme becoming effective; or

(i)

other than in respect of those paragraphs which remain in full force and effect pursuant to paragraph 27, if the Undertaking is terminated pursuant to a Termination Notice served in accordance with paragraph 26.

30.        In the event that AB InBev elects to implement the Transaction by way of, among other steps, an offer to be made by Newco to acquire the ordinary share capital of SABMiller (rather than the UK Scheme) and we have consented to such election, the parties agree that all provisions of this Undertaking shall apply to such offer or its implementation mutatis mutandis.

31.        [Reserved].

Confirmation

32.        We confirm that in signing this Undertaking we are not a client or customer of Lazard for the purposes of the Conduct of Business Sourcebook of the Financial Conduct Authority and that Lazard is acting for AB InBev in connection with the Transaction and no-one else and is not responsible to anyone other than AB InBev for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Transaction. We confirm that we have been given an adequate opportunity to consider whether or not to execute this Undertaking and to obtain independent advice.

Power of Attorney

33.        In order to secure the performance of our obligations under this Undertaking, we appoint the directors of AB InBev (as they hold office from time to time) jointly and severally as our attorneys (each an Attorney and, together, the Attorneys) if AB InBev, acting reasonably and in good faith (having taken advice of outside legal counsel) determines that we have failed to comply with any of our obligations and undertakings in paragraphs 6, 7 or 27 (a POA Determination), in our name and on our behalf to: (a) take any steps and do any and all things; and (without prejudice to the generality of the foregoing) (b) consider, amend, settle, approve, sign, execute, deliver and/or issue all documents, forms of proxy, certificates and instruments (all whether as a deed or not); and (c) remedy any purported failure with respect to which a POA Determination remains in effect following the POA Remedy Period, in each case as any Attorney acting reasonably and having taken the advice of outside counsel determines necessary to ensure compliance with such obligations and undertakings in respect of the SABMiller Shares, any Further SABMiller Shares and any Initial Shares (as appropriate); provided that prior to utilizing this power of attorney (to the extent reasonably practicable taking into account the time periods within which the performance of the relevant obligations is reasonably required to be exercised (including for the purposes of the steps required to implement the Transaction)), AB InBev has used its reasonable efforts to provide us with reasonable advance notice (a POA Notice) that it is considering making a POA Determination and allowed us two calendar days, or such longer period of time as AB InBev (acting reasonably) may at its discretion consider is reasonable, to remedy any purported failure by us to comply with paragraphs 6, 7 or 27 hereof (the POA Remedy Period). The POA Remedy Period shall be set out in the POA Notice.

34.        All actions authorised by this power of attorney may be taken by any of the Attorneys. Any and all acts done, decisions made and instruments or other documents executed pursuant to this power of attorney by one of the Attorneys shall therefore be as valid and effectual as though done by all of the Attorneys.

35.        We agree that this power of attorney is given by way of security to secure the performance of our obligations in paragraphs 6, 7 and 27 and is irrevocable in accordance with section 4 Powers of Attorney Act 1971 unless and until, in respect of our obligations pursuant to paragraphs 6 and 7, this Undertaking lapses in accordance with paragraph 29.

Variation

36.        No variation of this Undertaking shall be effective unless agreed between each of the parties hereto.

Specific Performance

37.        Each party (the Claimant) agrees that, if the other party (the Defendant) fails to comply with any of its undertakings or obligations under this Undertaking (a Breach), the Claimant commences any proceedings in respect of such Breach, and such Breach can be fully remedied by one or more equitable remedies (whether by specific performance and/or an injunction and/or any other appropriate equitable remedy/remedies), the Claimant will seek such equitable remedy/remedies as its primary pleaded relief in such proceedings. For these purposes: (a) the parties acknowledge that damages are not an adequate remedy for a Breach; and (b) the parties agree not to argue against the granting of such equitable remedy/remedies. For the avoidance of doubt, nothing in this paragraph shall affect the parties’ rights to seek damages in the alternative in the event that the court does not grant the equitable remedy/remedies sought and/or in the event that a Breach cannot be fully remedied by one or more equitable remedies.

Third party rights

38.        Newco shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of paragraph 33 of this Undertaking (as amended from time to time), with effect from the date of its incorporation, against us only, subject to and in accordance with:

(a)	the terms of paragraph 47 (Governing Law); and

(b)	the term that the parties to this Undertaking may by agreement terminate or rescind or vary it in any way without the consent of Newco.

39.        SABMiller shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of paragraph 33 of this Undertaking (as amended from time to time), against us only, subject to and in accordance with the terms of paragraph 47 (Governing Law).

40.        Save as provided in paragraphs 38 and 39, a person who is not a party to this Undertaking shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

Notice

41.        A Termination Notice under paragraph 26 of this Undertaking shall only be effective if it is in writing.

42.        Notices under this Undertaking shall be sent to AB InBev by hand delivery or by email at its physical address or email address respectively, and shall be marked for the attention of the individual set out below:

Attention:	Chief Legal Officer & Corporate Secretary

Physical address:	c/o Anheuser-Busch InBev

Brouwerijplein 1

Leuven 3000

Belgium

Email address:	sabine.chalmers@ab-inbev.com

with a copy to (but such copy shall not constitute notice):

Attention:	Mark Rawlinson and Alison Smith

Physical address:	Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London EC4Y 1HS

United Kingdom

Email address: mark.rawlinson@freshfields.com, alison.smith@freshfields.com and if to us, by hand delivery or by email at our physical address or email address respectively, and shall be marked for the attention of the individual set out below:

Attention:	General Counsel

Physical address:	c/o Altria Group, Inc.

6601 West Broad Street

Richmond, Virginia 23230

USA

Email address:	Denise.Keane@altria.com

with a copy to (but such copy shall not constitute notice):

Attention:	Andrew J. Nussbaum

Physical address:	Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

USA

Email address: AJNussbaum@wlrk.com

43.        Any notice given under this Undertaking shall, in the absence of earlier receipt, be deemed to have been duly given:

(a)	if delivered by hand, on delivery; or

(b)	if sent by email, when sent.

44.        As nearly as possible at the same time as any notice under this Undertaking is given, each of the persons referred to in paragraph 42 above shall be informed by telephone and text on the numbers given to us in writing by the applicable party for such purpose with reference to this paragraph.

45.        Any notice given under this Undertaking outside the period between 9:00 a.m. and 5:00 p.m. (Working Hours) shall be deemed not to have been given until the start of the next period of Working Hours.

46.        Each party shall, where such party sends a notice by facsimile or email to the other party, within two Business Days send a hard copy of the relevant notice via hand delivery or reputable international courier to the physical address of the other party.

Governing Law

47.        This Undertaking and any non-contractual obligations arising under it shall be governed by English law. The English courts shall have exclusive jurisdiction in relation to all disputes (including claims for set-off and counterclaims) arising out of or in connection with this Undertaking including, without limitation, disputes arising out of or in connection with: (i) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Undertaking; and (ii) any non-contractual obligations arising out of or in connection with this Undertaking. For such purposes each party irrevocably submits to the jurisdiction of the English courts and waives any objection to the exercise of such jurisdiction. Each party shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Undertaking. Such agent (i) for us shall be Macfarlanes LLP (for the attention of Graham Gibb) currently of 20 Cursitor Street, London EC4A 1LT and (ii) for AB InBev shall be AB InBev UK Limited (for the attention of UK & Ireland Legal Director) currently of Porter Tun House, 500 Capability Green, Luton, LU1 3LS and any writ, judgement or other notice of legal process shall be sufficiently served on us or AB InBev, as the case may be, if delivered to such party’s agent at its address, for the time being. Each party irrevocably undertakes not to revoke the authority of its above agent and, if for any reason, the other party requests, the applicable party shall promptly appoint another such agent with an address in England and advise the requesting party. If following such a request a party fails to appoint another agent, the requesting party shall be entitled to appoint one on behalf of such party.

Counterparts

48.        This Undertaking may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Undertaking, but all the counterparts shall together constitute but one and the same instrument.

EXECUTED as a DEED and	)	SIGNATURE: /s/ WILLIAM F. GIFFORD JR.
DELIVERED on behalf of Altria	)
Group, Inc., a Virginia corporation,	)	NAME: William F. Gifford Jr.
by William F. Gifford Jr. and Denise F. Keane	)
being persons who, in accordance with the	)	SIGNATURE: /s/ DENISE F. KEANE
laws of Virginia, are acting under the	)
authority of the corporation	)	NAME: Denise F. Keane

[Signature Page to Irrevocable Undertaking – Altria]

Acknowledged and agreed by Anheuser-Busch InBev SA/NV

EXECUTED as a DEED and	)	SIGNATURE: /s/ MARIA BARROS
DELIVERED on behalf of	)
ANHEUSER-BUSCH INBEV SA/NV,	)	NAME: Maria Fernanda Rocha Barros
a company incorporated in Belgium	)
by Maria Fernanda Rocha Barros	)
and Jan Vandermeersch,	)	SIGNATURE:/s/ JAN VANDERMEERSCH
being persons who, in accordance with the	)
laws of that territory, are acting under the	)	NAME: Jan Vandermeersch
authority of the company	)

[Signature Page to Irrevocable Undertaking – AB InBev]